
**Shun Tak Holdings Limited**
Penthouse 39/F, West Tower, Shun Tak Centre,
200 Connaught Road,
Central, Hong Kong.
Tel.: 2859 3111 Fax: 2857 7181

03 MAY -7 AM 7:21

29th April, 2003


03022073

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (Stop 3–4)
450 Fifth Street
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sirs,

Re : Shun Tak Holdings Limited
Rule 12g3-2(b) Exemption File No. 82-3357

Pursuant to Rule 12g3-2(b) (iii), and on behalf of Shun Tak Holdings Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company request for exemption under Rule 12g3-2(b), which was established on 10th September 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please contact our Mr. Aaron Cheung at (852) 2859 3350 if you have any queries.

Thank you for your attention.



Yours faithfully,
For and on behalf of
SHUN TAK HOLDINGS LIMITED

Daisy Ho
Director

Encl.

**File No. 82-3357**

Annex A to Letter to the SEC
dated 29 April 2003 of
Shun Tak Holdings Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on September 10, 1992:

| Description of Document | Check if Enclosed |
|---|---|
| Title: 2002 Annual Report, Audited Accounts and Auditors' Report<br>Date: as of 31 December 2002<br>Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) | X |
| Title: Half Yearly Report and Preliminary Announcement<br>Date: as of ______<br>Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) | __ |
| Title: Notification of Changes in Officers (Directors, Secretaries and Auditors)<br>Date: ______ | __ |
| Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) and additionally to be furnished to Companies Registry as required under the Companies Ordinance of Hong Kong | __ |
| Title: Notification of Change in Registered Office<br>Date: ______<br>Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) and additionally to be furnished to Companies Registry as required under the Companies Ordinance of Hong Kong | __ |

Title: Notification of Changes in Rights attaching to Securities
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) and additionally to be furnished to Companies Registry as required under the Companies Ordinance of Hong Kong —

Title: Notifications of Material Events to Keep Market Fully Informed
Date: ________________ —
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) —

Title: Notification of "Notifiable Transactions"
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) —

Title: Notification of Meetings of Board of Directors at which:
(i) a dividend is declared; or
(ii) a recommendation to do so is made; or
(iii) any announcement relating to profits or losses is to be approved for publication
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) —

Title: Notification of Reasons for Allotment of Shares
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) —

Title: Notification of Repurchases of Company's Shares
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) —

Title: Circular Sent to Shareholders
Date: 14 April 2003
Entity requiring item: Hong Kong Stock Exchange
(pursuant to listing agreement between Exchange
and Company) X

Title: Notification of Winding Up Proceedings
(or Similar Actions)
Date: ____________
Entity requiring item: Hong Kong Stock Exchange
(pursuant to listing agreement between Exchange
and Company) ___

Title: Notification of Annual General Meetings
Date: ____________
Entity requiring item: Hong Kong Stock Exchange
(pursuant to listing agreement between Exchange
and Company) ___

Title: Notification of When Shares Held by Public Fall
Below Prescribed Percentage (25%)
Date: ____________
Entity requiring item: Hong Kong Stock Exchange
(pursuant to listing agreement between Exchange
and Company) ___

Title: Filing of Annual Return
Date: ____________
Entity requiring item: Companies Registry under
Companies Ordinance of Hong Kong ___

Title: Prospectus
Date: ____________
Entity requiring item: Hong Kong Stock Exchange
(pursuant to listing agreement between Exchange
and Company) and additionally to be furnished to
Companies Registry as required under the Companies
Ordinance of Hong Kong ___

Title: Notification of All Special Resolutions Passed
(i.e., resolutions of members requiring approval of
75% of votes cast at a general meeting)
Date: ____________
Entity requiring item: Companies Registry under
Companies Ordinance of Hong Kong ___

Title: ·Notification of All Changes to Memorandum and Articles of Association
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) and additionally to be furnished to Companies Registry as required under the Companies Ordinance of Hong Kong ___

Title: Notification of Board Approvals for:
(i) decision to make or recommend declaration of distribution to security holders;
(ii) decision not to make or recommend declaration of distribution to security holders which would otherwise have been expected
(iii) preliminary announcements of profits or losses;
(iv) proposed changes to capital structure, including redemption of securities;
(v) changes to general character of nature of business
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Notification of Issue of Securities under Authority of General Mandate (i.e., Placements)
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Individual substantial shareholder notices
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to the securities (Disclosure of Interest) Ordinance) ___

Title: Corporate substantial shareholder notices
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to the securities (Disclosure of Interest) Ordinance) ___

Other:

Title:

Date: ____________________

Entity requiring item:

MMG00813

## IMPORTANT

**If you are in any doubt** as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

**If you have sold** all your shares in Shun Tak Holdings Limited, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.


SHUN TAK

# SHUN TAK HOLDINGS LIMITED

*(Incorporated in Hong Kong with limited liability under the Companies Ordinance)*



# PROPOSALS FOR GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES

14th April, 2003


SHUN TAK

# SHUN TAK HOLDINGS LIMITED

*(Incorporated in Hong Kong with limited liability under the Companies Ordinance)*

*Directors:*
Dr. Stanley Ho *(Group Executive Chairman)*
Sir Roger Lobo**
Mr. Robert Kwan**
Dr. Cheng Yu Tung*
Mrs. Mok Ho Yuen Wing, Louise*
Ms. Pansy Ho *(Managing Director)*
Ms. Daisy Ho *(Deputy Managing Director)*
Dr. Ambrose So
Mr. Patrick Huen
Mr. Andrew Tse
Mr. Anthony Chan
Ms. Maisy Ho

* *Non-Executive Directors*
** *Independent Non-Executive Directors*

*Registered Office:*
Penthouse, 39th Floor, West Tower
Shun Tak Centre
200 Connaught Road Central
Hong Kong

14th April, 2003

*To the shareholders,*

Dear Sir or Madam,

## PROPOSALS FOR GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES

### INTRODUCTION

Pursuant to the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and the Hong Kong Companies Ordinance, listed companies incorporated in Hong Kong may in certain circumstances, if authorised by their Articles of Association, purchase their own shares.

On 31st May, 2002, general mandates were given by the Company to the directors of the Company (the "Directors") to exercise the powers of the Company to repurchase shares of HK$0.25 each of the Company ("Shares") and to issue new Shares. Under the Hong Kong Companies Ordinance and the Listing Rules, these general mandates will lapse at the conclusion of the forthcoming annual general meeting of the Company. Ordinary resolutions will therefore be proposed at the forthcoming annual general meeting of the Company to be held on 11th June, 2003 (the "Annual General Meeting") for the grant of these general mandates.

The purpose of this circular is to provide you with information regarding the proposed general mandates to repurchase Shares and to issue new Shares.

## GENERAL MANDATE TO REPURCHASE SHARES

The ordinary resolution set out in item 5 of the notice of the Annual General Meeting, if passed, will give the Directors a general and unconditional mandate to exercise the powers of the Company to repurchase Shares at any time until the next annual general meeting of the Company following the passing of the ordinary resolution, or such earlier period as stated in the ordinary resolution, up to a maximum of 10 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date the resolution is passed (the "Repurchase Mandate").

An explanatory statement as required under the Listing Rules to provide the requisite information regarding the Repurchase Mandate is set out in the appendix to this circular.

## GENERAL MANDATE TO ISSUE SHARES

At the Annual General Meeting, the ordinary resolution set out in item 6 of the notice of the Annual General Meeting will be proposed which, if passed, will give the Directors a general mandate to issue new Shares representing up to (i) 20 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date the resolution is passed plus (ii) the nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of such resolution (the "Issue Mandate").

## ANNUAL GENERAL MEETING

The notice of the Annual General Meeting, which contains, inter alia, ordinary resolutions to approve the Repurchase Mandate and the Issue Mandate, is set out in the annual report 2002 of the Company accompanying this circular.

There is enclosed a form of proxy for use at the Annual General Meeting. You are requested to complete the form of proxy and return it to the registered office of the Company in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding the meeting, whether or not you intend to be present at the meeting. The completion and return of the form of proxy will not prevent you from attending and voting in person at the Annual General Meeting should you wish to do so.

## RECOMMENDATION

The Directors consider that the grant of the Repurchase Mandate and the Issue Mandate is in the interests of the Company and its shareholders as a whole and accordingly recommend shareholders to vote in favour of the ordinary resolutions to be proposed at the Annual General Meeting to approve the Repurchase Mandate and the Issue Mandate respectively.

## RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

Yours faithfully,
**Stanley Ho**
*Group Executive Chairman*

This appendix serves as an explanatory statement, as required by the Listing Rules, to provide requisite information to you for your consideration of the Repurchase Mandate and also constitutes the memorandum as required under Section 49BA(3) of the Hong Kong Companies Ordinance.

## 1. SHARE CAPITAL

As at 9th April, 2003, being the latest practicable date for ascertaining certain information in this circular (the "Latest Practicable Date"), the issued share capital of the Company comprised 1,942,433,910 Shares. Subject to the passing of the ordinary resolution and on the basis that no further Shares are issued or repurchased prior to the Annual General Meeting, the Company would be allowed under the Repurchase Mandate to repurchase a maximum of 194,243,391 Shares.

## 2. REASONS FOR REPURCHASES

The Directors believe that the flexibility afforded by the Repurchase Mandate would be beneficial to the Company and its shareholders. Trading conditions on the Stock Exchange have sometimes been volatile in recent years and if there are occasions in future when depressed market conditions arise, repurchases of Shares may support the share prices and lead to an enhancement of the net asset value of the Company and/or its earnings per Share. It would then be beneficial to those shareholders who retain their investment in the Company since their percentage interest in the assets of the Company would increase in proportion to the number of Shares repurchased by the Company.

## 3. FUNDING OF REPURCHASES

Repurchases would be funded entirely from the Company's available cashflow or working capital facilities which will be funds legally available for that purpose and in accordance with the Hong Kong Companies Ordinance and the Memorandum and Articles of Association of the Company.

The Hong Kong Companies Ordinance provides that the amount of capital repaid in connection with a share repurchase may only be paid from the distributable profits of the company or from the proceeds of a new issue of shares made for that purpose. The Hong Kong Companies Ordinance further provides that the amount of premium payable on repurchase may only be paid out of the distributable profits of the company. Where the repurchased shares were issued at a premium, any premium payable on repurchase may be paid out of the proceeds of a fresh issue of shares made for the purposes of the share repurchase up to certain limits specified by the Hong Kong Companies Ordinance.

There may be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the annual report for the year ended 31st December, 2002) in the event that the Repurchase Mandate were to be exercised in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements or gearing position of the Company as may be determined by the Directors from time to time to be appropriate for the Company.

## 4. SHARE PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the twelve months preceding the Latest Practicable Date were as follows:

| | Highest<br>*HK$* | Lowest<br>*HK$* |
|---|---|---|
| **2002** | | |
| April | 1.640 | 1.152* |
| May | 1.660 | 1.340 |
| June | 1.530 | 1.380 |
| July | 1.540 | 1.230 |
| August | 1.330 | 1.190 |
| September | 1.320 | 1.180 |
| October | 1.370 | 1.230 |
| November | 1.780 | 1.240 |
| December | 1.810 | 1.520 |
| **2003** | | |
| January | 1.870 | 1.560 |
| February | 2.100 | 1.790 |
| March | 2.175 | 1.740 |

* *Adjusted for the rights issue 1 for 4 @ HK$1.00 with ex-date of 23rd April, 2002.*

## 5. GENERAL

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchases pursuant to the Repurchase Mandate in accordance with the Listing Rules and the Hong Kong Companies Ordinance.

If as a result of a share repurchase, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Hong Kong Code on Takeovers and Mergers (the "Takeover Code"). Accordingly, a shareholder or a group of shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeover Code.

The Directors are not aware of any consequences which may arise under the Takeover Code as a result of any purchases which may be made under the Repurchase Mandate. As at the Latest Practicable Date, Shun Tak Shipping Company, Limited and Dr. Stanley Ho (and his associates) were together beneficially interested in approximately 57.87 per cent. of the issued share capital of the Company. Based on these shareholdings, and in the event that the Directors were to exercise in full the power to repurchase Shares under the Repurchase Mandate, the combined shareholdings of Shun Tak Shipping Company, Limited and Dr. Stanley Ho (and his associates) would increase to approximately 64.30 per cent. of the issued share capital of the Company.

The Directors have no present intention to exercise the Repurchase Mandate to such an extent that such exercise would result in takeover obligations under the Takeover Code.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates, has any present intention to sell any Shares to the Company under the Repurchase Mandate if such Repurchase Mandate is approved by the shareholders.

No other connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell any Shares to the Company, or have undertaken not to do so, in the event that the Repurchase Mandate is approved by the shareholders.

## 6. SHARE PURCHASE MADE BY THE COMPANY

The Company had not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

**此乃要件　請即處理**

**閣下如**對本通函或應採取之行動有任何疑問，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

**閣下如**已將名下之信德集團有限公司股份**全部售出**，應立即將本通函送交買主，或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。




SHUN TAK

信德集團有限公司

(依據公司條例在香港註冊成立之有限公司)

# 購回股份及發行股份之一般性授權之建議

二零零三年四月十四日



# 信德集團有限公司

（依據公司條例在香港註冊成立之有限公司）

董事會：
何鴻燊博士（集團行政主席）
羅保爵士**
關超然先生**
鄭裕彤博士*
莫何婉穎女士*
何超瓊女士（董事總經理）
何超鳳女士（副董事總經理）
蘇樹輝博士
禤永明先生
謝天賜先生
陳偉能先生
何超蕸女士

* 非執行董事
** 獨立非執行董事

註冊辦事處：
香港
中環干諾道中200號
信德中心西座39字頂樓

敬啟者：

## 購回股份及發行股份之一般性授權之建議

### 緒言

根據香港聯合交易所有限公司（「聯交所」）之證券上市規則（「上市規則」）及香港公司條例，倘獲其公司組織章程細則批准，在香港註冊成立之上市公司可在若干情況下購回其股份。

於二零零二年五月三十一日，董事會獲本公司授予一般性權力以行使本公司權力購回本公司每股面值0.25港元之股份（「股份」）及發行新股份。根據香港公司條例及上市規則。該等授權將於即將召開之本公司股東週年常會完結時屆滿。因此於二零零三年六月十一日召開之本公司股東週年常會（「股東週年常會」）上，將提呈普通決議案以授予該等一般性授權。

本通函提供有關建議購回股份及發行新股份之一般性授權之資料。

## 購回股份之一般性授權

股東週年常會通告內第五項所載之普通決議案如獲得通過，將授予董事會一般性及無條件之授權，以便由該決議案通過後直至本公司舉行下屆股東週年常會前或在普通決議案所列明之較早期間內隨時行使權力以購回最多不超過本公司在通過該決議案當日之已發行股本面值總額百分之十之股份(「購回授權」)。

本通函附錄載有上市規則規定須予提供有關購回授權之必要資料之說明函件。

## 發行股份之一般性授權

本公司亦將於股東週年常會上提呈股東週年常會通告內第六項所載之普通決議案，如獲通過，將授予董事會一般性授權，以發行最多不超過(i)該決議案通過當日本公司已發行股本面值總額百分之二十，另如(ii)在該決議案獲通過後本公司所購回之本公司股本面值後所得之數之新股份(「發行授權」)。

## 股東週年常會

股東週年常會通告載有(其中包括)以批准、購回授權及發行授權之普通決議案，該通告載於隨本通函附奉之本公司二零零二年年報內。

本通函隨附有股東週年常會之代表委任表格乙份。　閣下無論擬否出席該大會，均請盡早將代表委任表格按其上印備之指示填妥交回本公司之註冊辦事處，惟無論如何最遲須於常會指定舉行時間四十八小時前送達。　閣下填妥交回代表委任表格後，屆時仍可親自出席股東週年常會並於會上投票。

## 推薦意見

董事會認為授出購回授權及發行授權乃符合本公司及其股東之整體利益，因此建議股東投票贊成將於股東週年常會上分別提呈以批准購回授權及發行授權之普通決議案。

## 責任聲明

本通函乃遵照上市規則提供有關本公司之資料。董事共同及個別就本通函所載資料之準確性承擔全部責任，並在作出一切合理查詢後確認，據彼等所知及所信，本通函並無遺漏其他事實，以致其內容有誤導。

此致

列位股東　台照

集團行政主席
何鴻燊
謹啟

二零零三年四月十四日

本附錄乃根據上市規則之規定作為說明函件，向 閣下提供有關購回授權之必要資料，以便 閣下考慮購回授權，並構成香港公司條例第49BA(3)條所規定之備忘錄。

## 1. 股本

於二零零三年四月九日(即確定本通函內若干資料之最後實際可行日期(「最後實際可行日期」))，本公司已發行股本共有1,942,433,910股股份。待普通決議案獲通過後及在股東週年常會舉行前不再發行或購回股份之情況下，本公司根據購回授權將可購回最多達194,243,391股股份。

## 2. 購回之理由

董事會認為因購回授權所帶來之靈活性將對本公司及其股東有利。近年來，於聯交所買賣之市況有時亦頗為不穩，倘日後市場出現不景之情況，購回股份或可支持股價及提高本公司之資產淨值及／或每股盈利。此舉將會對保留投資於本公司之股東有利，蓋因彼等於本公司資產中之權益百分比將會根據本公司所購回之股份數目按比例增加。

## 3. 用以購回之資金

購回資金將全部由本公司之流動現金或營運資金支付，該等資金乃根據香港公司條例及本公司之公司組織章程大綱及細則之規定可合法作為購回用途之資金。

香港公司條例規定，因購回股份而須償還之資本只可用該公司之可分派溢利或為購回股份而發行新股所得之利益支付。此外，香港公司條例亦規定，於購回股份時所付之溢價只可由公司之可分派溢利支付。若該被購回之股份按溢價發行，於購回股份時應付之任何溢價亦可由為購回股份而另外發行股份所得之收益支付，惟數額不可超過香港公司條例所訂定之若干限額。

倘於建議購回期間隨時全面行使購回授權，將會對本公司之營運資金或資本負債狀況有重大不利影響(與截至二零零二年十二月三十一日止年度之年報所載之經審核賬目所披露之財政狀況比較)。然而，倘行使購回授權將會對本公司所需之營運資金或董事會不時認為適當之資本負債水平有任何重大不利影響，董事會不擬行使該購回授權。

## 4. 股份價格

本公司之股份於最後實際可行日期前十二個月每月在聯交所錄得之最高及最低成交價如下：

| | 最高<br>港元 | 最低<br>港元 |
|---|---|---|
| **二零零二年** | | |
| 四月 | 1.640 | 1.152* |
| 五月 | 1.660 | 1.340 |
| 六月 | 1.530 | 1.380 |
| 七月 | 1.540 | 1.230 |
| 八月 | 1.330 | 1.190 |
| 九月 | 1.320 | 1.180 |
| 十月 | 1.370 | 1.230 |
| 十一月 | 1.780 | 1.240 |
| 十二月 | 1.810 | 1.520 |
| **二零零三年** | | |
| 一月 | 1.870 | 1.560 |
| 二月 | 2.100 | 1.790 |
| 三月 | 2.175 | 1.740 |

* 於二零零二年四月二十三日除權及調整，以每四股配發一股1.00港元供股股份。

## 5. 一般事項

董事會已向聯交所承諾，彼等將(在適用之情況下)遵照上市規則及香港公司條例之規定根據購回授權行使本公司之權力以購回股份。

倘因購回股份而令股東在本公司所佔之投票權權益比例有所增加，則就香港公司收購及合併守則(「收購守則」)第三十二條而言，該項權益比例增加將會被視為一項收購行動。因此，一名股東或一群採取一致行動之股東可取得或鞏固本公司之控制權，並因而須根據收購守則第二十六條之規定提出強制性收購建議。

據董事會所知，根據購回授權而進行購回並不會產生收購守則所指之任何後果。於最後實際可行日期，信德船務有限公司及何鴻燊博士(及其聯繫人等)合共實益擁有本公司已發行股本57.87%之權益。根據此持股量及倘董事會根據購回授權全面行使權力以購回股份，信德船務有限公司及何鴻燊博士(及其聯繫人等)之持股量將會增加至本公司已發行股本64.30%。

董事會目前無意於收購守則所引致全面收購責任之情況下行使購回授權。

各董事或(就彼等作出一切合理查詢後所知)彼等之聯繫人等目前概無意根據購回授權將任何股份售予本公司(倘該購回授權獲股東批准)。

並無其他關連人士(按上市規則之定義)知會本公司，倘購回授權獲股東批准，彼等現擬出售任何股份予本公司，或彼等已承諾不會出售股份予本公司。

## 6. 本公司進行之購回股份事項

本公司於本通函刊發日期前六個月內概無購回其任何股份(不論是否在聯交所進行)。